                  NONCOMPETITION AND NONSOLICITATION AGREEMENT


                  THIS NONCOMPETITION AND NONSOLICITATION AGREEMENT (this "Agreement") is made and entered as of December 23, 2005, by and between International Franchise Corp., an Ontario corporation ("Buyer"), Integrated Brands Inc., a New Jersey corporation ("IB") and CoolBrands International Inc., a Nova Scotia corporation ("CB," and together with IB, the "Stockholders").

                  WHEREAS, Buyer and Stockholders are parties to that certain Stock Purchase and Sale Agreement, dated as of the date hereof (the "Purchase Agreement"); and

                  WHEREAS, it is a condition precedent to the Buyer and Stockholders completing the transactions contemplated by the Purchase Agreement that they enter into this Agreement.

                  NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Definitions. Capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meanings set forth or referred to in the Purchase Agreement. For purposes of this Agreement:

                  (a) "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

                  (b) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity, including any governmental entity.

         2. Noncompetition and Nonsolicitation.

                  (a) The Stockholders understand that violation by the Stockholders of the following provisions would result in irreparable harm to Buyer. Therefore, until the fifth anniversary of the date hereof (such five-year period, the "Restricted Period"), the Stockholders agree that they will not, and will cause their Affiliates not to, (1) offer or sell or attempt to offer or sell any soft serve or hard pack frozen yogurt or ice cream products or frozen novelties to [REDACTED] or any other franchisee, licensee or non-traditional customers of the Included Franchise Business as of the date hereof, (2) use, for any business purpose detrimental to the Buyer and the Included Franchise Business, the customer list and location specific historical sales volume information relating to the Included Franchise Business, which shall be the property of Buyer, (3) hire, solicit, or entice away any Person who, as of the date hereof and after giving effect to the Closing under the Purchase Agreement, is an employee or consultant of any of Buyer or its Affiliates or otherwise provides services to any of Buyer or its Affiliates (other than the Stockholders and their Affiliates) for any reason, and (4) attempt to persuade any such employee or consultant to terminate or refrain from engaging in his or her employment or other service relationship for any reason or otherwise interfere with any of Buyer's or its Affiliates'


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relationship with any such employees or consultants; except that nothing herein shall restrict the Stockholders and their Affiliates from offering employment to or hiring [REDACTED]. Each Stockholder further agrees that it will not, and will cause its Affiliates not to, disparage any of Buyer or its Affiliates. For purposes of this provision, the term "disparage" includes making comments or statements by or on behalf of the Stockholders to third parties, including the press, media or to any customer, prospective customer or any other Person with whom any of Buyer and its Affiliates has or is seeking a business or relationship, that is intended to have a material adverse impact on the business or business reputation of the Included Franchise Business.

                  (b) Buyer understands that violation by the Buyer of the following provisions would result in irreparable harm to the Stockholders. Therefore, during the Restricted Period, Buyer agrees that it will not, and will cause its Affiliates not to, directly or indirectly, for itself or on behalf of any other Person, (1) offer or sell or attempt to offer or sell any soft serve or hard pack frozen yogurt or ice cream products or frozen novelties to [REDACTED], (2) hire, solicit, or entice away any Person who, as of the date hereof, is an employee, consultant, supplier or customer of any of the Stockholders or their Affiliates or otherwise provides services to any of the Stockholders or their Affiliates for any reason, and (3) attempt to take away, interfere with, persuade or take any action which could have the effect of interfering, taking away or persuading, any such Person referenced in clause (2) to reduce, redirect, terminate, refrain from engaging in or otherwise adversely affecting such Person's business or other relationship with any of the Stockholders' or their Affiliates' relationship with any such Person; except that nothing herein shall restrict Buyer and its Affiliates from offering employment to or hiring [REDACTED]. Buyer also acknowledges and agrees that it has reviewed the agreements set forth on Schedule A hereto, and will not, and will cause its Affiliates not to, take any action (including, without limitation, opening any franchise or other stores or granting any master franchise, area development of other rights) which, if taken by any of the Stockholders or their Affiliates, could reasonably result in a breach or violation of, or liability to the Stockholders or their Affiliates under, any such agreement. Buyer further agrees that it will not, and will cause its Affiliates not to, disparage any of the Stockholders or their Affiliates. For purposes of this provision, the term "disparage" includes making comments or statements by or on behalf of the Buyer to third parties, including the press, media or to any customer, prospective customer or any other Person with whom any of the Stockholders and their Affiliates has or is seeking a business or relationship, that is intended to have a material adverse impact on the business or business reputation of any of the Stockholders and their Affiliates. For avoidance of doubt, Affiliates of Buyer shall include, without limitation, each of Aaron and Simon Serruya and their spouses, children and other family members and any officers or directors of Buyer.

                  (c) Nothing in this Agreement shall prevent any of the Stockholders, Buyer or their respective Affiliates from owning less than 1% of the publicly traded stock of any other Person whether or not in competition with the other party; provided that Buyer, the Stockholders or their respective Affiliates, as applicable, shall have no special voting rights, board representation or other oversight or information rights with respect to such Person (except as generally available to all stockholders of such Person).

         3. Enforcement; Remedies and Forfeitures.

                  (a) Each of Buyer and the Stockholders acknowledges and agrees that its



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breach of this Agreement will result in immediate and irreparable harm to the other. Each of Buyer and the Stockholders further acknowledges and agrees that the remedy at law available for any such breach would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured or ascertained in monetary terms. Accordingly, each of Buyer and the Stockholders acknowledges, consents and agrees that, in addition to any other rights or remedies which the other party may have at law, in equity or under any agreement (including, without limitation, the Purchase Agreement), the other party, without proof of actual damage, will be entitled to immediate injunctive relief and may obtain a temporary or permanent injunction or order restraining any threatened or further breach.

                  (b) Each of Buyer and the Stockholders acknowledges and agrees that the provisions of this Agreement are necessary and reasonable to protect the other party in the conduct of its business, client relationships, goodwill and confidential and proprietary information.

         4. Severability and Judicial Reformation/Partial Enforcement. Each term, provision, covenant and restriction in this Agreement is intended to be severable. If a court of competent jurisdiction shall determine that any term, provision, covenant or restriction of this Agreement is overbroad, unreasonable, invalid, void, unenforceable or against public policy, then, (a) if such term, provision, covenant or restriction is found to be overbroad, unreasonable, invalid, void, unenforceable or against public policy because of the duration, scope of activities restricted, or geographic scope set forth in this Agreement, or for any other reason, the parties hereto agree that the duration, scope of activities restricted, or geographical scope, as the case may be, or any other provision hereof, shall be reduced, reformed or modified (and enforced as so reduced, reformed or modified) so that such term, provision, covenant and restriction is enforceable and enforced to the maximum extent permitted by applicable law; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         5. Entire Agreement. This Agreement (together with the Purchase Agreement), contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

         6. Waivers and Amendments.

                  (a) This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by Buyer and the Stockholders, or, in the case of a waiver, by the party waiving compliance.

                  (b) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

                  (c) The failure to enforce, at any time, any of the provisions of this


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Agreement or to require, at any time, the performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect the validity of this Agreement, or any part hereof, or the right of any party thereafter to enforce each and every such provision in accordance with the terms of this Agreement.

         7. Governing Law. This Agreement shall be governed by, construed under and enforced in accordance with the internal laws of the Province of Ontario, without regard to any conflict of law principles.

         8. Consent to Jurisdiction; Waiver of Jury Trial.

                  (a) The parties agree that jurisdiction and venue in any action brought by any party pursuant to this Agreement shall lie exclusively in any federal or state court located in the Province of Ontario. By execution and delivery of this agreement, each party irrevocably submits to the exclusive jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

                  (b) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this agreement or the transactions contemplated by this agreement. Each of the parties hereto hereby (1) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (2) acknowledges that it has been induced to enter into this agreement and the transactions contemplated by this agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(b).

         9. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto. Any assignment in violation of the preceding sentence will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         10. Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.


   [Remainder of this page intentionally left blank. Signature Page Follows.]



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

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.


BUYER:
INTERNATIONAL FRANCHISE CORP.


By:  ("Signed" Aaron Serruya)
     -----------------------------
     Name:  Aaron Serruya
     Title:  President


STOCKHOLDERS:
COOLBRANDS INTERNATIONAL INC.



By:  ("Signed" David J. Stein)
     -----------------------------
     Name:  David J. Stein
     Title:  President


INTEGRATED BRANDS INC.



By:  ("Signed" Gary P. Stevens)
     -----------------------------
     Name:  Gary P. Stevens
     Title:  President


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                                   SCHEDULE A

                               CERTAIN AGREEMENTS
                               ------------------

The agreements listed below, copies of which are attached hereto, are being provided to Buyer on a confidential basis and solely for the purposes described in the Noncompetition and Nonsolicitation Agreement. None of the agreement nor their contents may be disclosed to any person or entity without the prior written consent of the Stockholders, and such agreements or information related thereto may not be used for any other purpose.


                                   [REDACTED]







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